IN THE MATTER OF

FILE NO. 70-9683

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.   20549

CERTIFICATE OF NOTIFICATION PURSUANT TO RULE 24

UNDER

THE PUBLIC UTILITY HOLDING COMPANY ACT OF 1935

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Allegheny Energy, Inc.   Allegheny Energy Supply Company, LLC
10435 Downsville Pike   4350 Northern Pike
Hagerstown, MD 21740   Monroeville, PA 15146-2841

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THIS IS TO CERTIFY THAT in accordance with the terms and conditions of, and for the purposes represented by, the Application/Declaration referenced herein and the related Orders of the Securities and Exchange Commission with respect thereto, Applicants have carried out the transactions listed below:

Pursuant to Holding Co. Release No. 27349, issued in File No. 70-9683, the Applicants, on July 1, 2001 transferred Allegheny's 5% interest (approximately 83 megawatts (MW)) in the coal-fired generating capacity of the Conemaugh Generating Station near Johnstown, Pa., and near the Allegheny service area, ("Conemaugh") to AE Supply.

This Certificate of Notification is filed pursuant to the Commission's Order in this proceeding after the end of the six months during which the above-described transactions were consummated. Further Certificates of Notification will be filed as to the carrying out of any future transactions under authorization of the aforesaid Order and "past tense" opinions of counsel as to all of the transactions authorized by the Order will be filed at the time the last of such transactions has been carried out.

ALLEGHENY ENERGY, INC.

/s/ MARLEEN BROOKS

Marleen Brooks
Secretary of Allegheny Energy, Inc.

Date: August 9, 2001